Exhibit 12.1
COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	Years Ended December 31,
($ in thousands)	2010	2009	2008	2007	2006
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees, or gain on the sale of properties	$(37,322)	$(1,286)	$(94,394)	$(63,943)	$(11,235)
Amortization of interest capitalized	1,988	2,008	3,100	3,392	3,252
Interest capitalized	(1,153)	(3,870)	(25,032)	(27,105)	(17,063)
Distributed income of equity investees	5,566	11,601	13,344	13,207	9,370
Preference security dividend requirements of consolidated subsidiaries	(7,161)	(7,250)	(7,251)	(7,250)	(7,250)
Fixed charges	97,512	103,106	107,253	130,246	158,676
Total earnings	$59,430	$104,309	$(2,980)	$48,547	$135,750
Fixed Charges:
Interest expense	84,553	87,023	69,951	89,105	127,779
Capitalized interest	1,153	3,870	25,032	27,105	17,063
Debt costs amortization	4,645	4,963	5,019	6,786	6,584
Distributions to Series B preferred unitholders	7,161	7,250	7,251	7,250	7,250
Total Fixed Charges	$97,512	$103,106	$107,253	$130,246	$158,676
Distributions to Series A, Series C, Series D and Series E preferred shareholders	5,649	8,142	8,773	13,439	20,902
Combined Fixed Charges and Preferred Share Distributions	$103,161	$111,248	$116,026	$143,685	$179,578
Ratio of Earnings to Fixed Charges	(a)	1.0	(a)	(a)	(a)
Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b)	(b)	(b)	(b)	(b)
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a)
For the years ended December 31, 2010, 2008, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $38.1 million, $110.2 million, $81.7 million and $22.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2010 is primarily due to a decline in revenue as the result of pressure on net effective rents. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company's for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company's for-sale residential business.

b)
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $43.7 million, $6.9 million, $119.0 million, $95.1 million and $43.8 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2010 is primarily due to a decline in revenues as the result of pressure on net effective rents. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company's for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company's for-sale residential business.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.